UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Seadrill Limited (SDRL) Announces Pricing of $500 Million Upsized 144A / Reg S Offering of 8.375% Senior Secured Second Lien Notes Due 2030

Hamilton, Bermuda, July 13, 2023 – Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) and its wholly owned subsidiary, Seadrill Finance Limited (“Seadrill Finance”), announced today the pricing of their offering under Rule 144A and Regulation S (the “Offering”) of the Securities Act of 1933, as amended (the “Securities Act”), of $500 million in aggregate principal amount of 8.375% Senior Secured Second Lien Notes due 2030 (the “Notes”). The Offering was upsized to $500 million in aggregate principal amount of Notes from the original offering size of $450 million in aggregate principal amount of Notes. The Notes mature on August 1, 2030, and will be issued at par. The Offering is expected to close on July 27, 2023, subject to customary conditions precedent and to the effectiveness of the New Credit Agreement (as defined below).

The net proceeds from the Offering will be used to: (i) prepay in full the outstanding amounts under its existing secured debt facilities and (ii) pay fees associated with exiting such secured debt facilities. The remainder of the net proceeds from the Offering will be used for general corporate purposes.

The information contained in this 6-K is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful absent registration or an applicable exemption from the registration requirements of the securities laws of any such jurisdiction. The securities to be offered have not been registered under the Securities Act, any state securities laws or any foreign jurisdiction. The Company plans to offer and sell the securities only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act and to persons outside the United States pursuant to Regulation S under the Securities Act.

As previously announced, on July 11, 2023, the Company entered into a senior secured five-year revolving credit facility (which tenure may be reduced to four years subject to certain financial tests), which provides for commitments permitting borrowings of up to $225 million with an accordion feature of up to $100 million and governed by a credit agreement (the “New Credit Agreement”). The obligations under the New Credit Agreement will be (i) guaranteed by the Company and the same subsidiaries of the Company that guarantee the obligations under the Notes and (ii) secured on a first lien basis by the same assets that secure the Notes. The commitments under the New Credit Agreement will become available to be borrowed upon the satisfaction of various conditions, including the consummation of the Offering, the redemption or discharge of all of the obligations under the Super Senior Term and Revolving Facilities Agreement dated February 22, 2022 and the Senior Secured Credit Facility Agreement dated February 22, 2022, and that, after giving effect to any such borrowings and the application of the proceeds thereof, the aggregate amount of Available Cash (as defined in the New Credit Agreement) would not exceed $250 million.

This announcement is considered to contain inside information as defined in article 7 of the EU Market Abuse Regulation, is subject to disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act and was made public by Simon Woods at Hawthorn Advisors on the date hereof.

Contact Information

For additional information, visit www.seadrill.com.

Benjamin Wiseman

Investor Relations

T: +44 (0)7867139312

E: benjamin.wiseman@seadrill.com

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this communication, including those regarding the closing of the offering of notes, the use of proceeds therefrom, the closing and availability of borrowings under the New Credit Agreement and statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates, are forward-looking statements. These forward-looking statements can often, but not necessarily, be identified by the use of forward-looking terminology, including the terms “assumes”, “projects”, “forecasts”, “estimates”, “expects”, “anticipates”, “believes”, “plans”, “intends”, “may”, “might”, “will”, “would”, “can”, “could”, “should” or, in each case, their negative, or other variations or comparable terminology. These statements are based on management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this communication. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, market conditions, offshore drilling market conditions, including supply and demand, dayrates, fluctuations in the price of oil, international financial market conditions, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, the review of competition authorities, the performance of the drilling rigs in the Company’s fleet, the cancellation of drilling contracts currently included in reported contract backlog, the impact of global economic conditions and global health threats, pandemics and epidemics, political and other uncertainties, including those related to the conflict in Ukraine, and other important factors described from time to time in the reports filed or furnished by us with the U.S. Securities and Exchange Commission (“SEC”). Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should also keep in mind the risks described from time to time in the Company’s filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 19, 2023 (File No. 001-39327) and subsequent filings.

The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: July 13, 2023	By:	/s/ Simon Johnson
Name: Simon Johnson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)